Exhibit 99.2

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PURE NICKEL INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FIRST QUARTER ENDED FEBRUARY 28, 2011

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PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FEBRUARY 28, 2011

MANAGEMENT DISCUSSION AND ANALYSIS

Background and overview

This Management Discussion and Analysis (MD&A) is intended to assist readers in understanding Pure Nickel Inc. (“Pure Nickel,” the “Corporation,” “we,” “our,” “us”), its business environment and future prospects. This MD&A should be read in conjunction with our unaudited interim consolidated financial statements and related notes for the three-month period ended February 28, 2011, and the most recent annual consolidated financial statements. Information herein includes any significant developments to April 7, 2011, the date on which the MD&A was approved by our directors.

We are in the business of acquiring, exploring and developing mineral properties in Canada and the United States, primarily those containing nickel, platinum group elements (PGEs), copper, gold, silver and associated base and precious metals. Our intention is to explore undeveloped properties with the expectation of developing them to a level where an ore body is indicated or likely. We would then expect to develop a joint venture or purchase option with a larger mining company to further develop the property and, if justified, to take the property into production. At that point we would expect to retain an interest in the property: either a percentage of ownership, or receive a percentage royalty from the production.

Our common shares trade on the Toronto Stock Exchange under the symbol “NIC,” and on the Over the Counter Bulletin Board in the United States under the symbol “PNCKF”. Our consolidated financial statements are prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). (We disclose differences between Canadian GAAP and United States GAAP in a note to our consolidated financial statements.) Unless otherwise indicated herein, all dollar amounts are stated in Canadian dollars.

We were incorporated under the Company Act (British Columbia) on April 29, 1987, and continued under the Canada Business Corporations Act on April 7, 2009. We conduct our U.S. operations through a wholly-owned subsidiary, Nevada Star Resource Corp. (U.S.), a Nevada corporation. Nevada Star Resource Corp. (U.S.) owns a 70% participating interest in MAN Alaska LLC, a Delaware limited liability company.

Exploration Plans for our Properties

We are developing plans for our 2011 exploration program. We continue to seek joint venture, earn-in or other arrangements by which to advance the exploration of our properties without the cost of all of the work being borne by us.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FEBRUARY 28, 2011

First Quarter Highlights

During the first quarter, we planned and commenced negotiation of the contracts for the MAN Alaska property 2011 exploration program, in collaboration with ITOCHU, our option partner, subject to them agreeing to continue their program.

During the first quarter we reported the results from the 2010 exploration season at MAN, Alaska property. The objectives of the 2010 program were surpassed by the discovery of stratiform Platinum Group Element (PGE) horizons and the intersections of narrow, high grade nickel-copper massive sulphide. Analysis of over 3,400 assay core samples has revealed stratigraphic horizons in the Alpha and Beta Complexes that have elevated platinum and palladium values strongly suggesting that stratiform PGE mineralization (platinum + palladium) is present, similar to that found in other stratiform PGE bearing complexes elsewhere in the world. Laterally extensive platinum and palladium cyclicity patterns have been recognized over a distance greater than 2.7 kilometers in the Alpha complex, and share common features to the large layered intrusions of Bushveld (South Africa) and Stillwater Complexes (USA). In addition, narrow intersections of high grade semi-massive sulphide lenses were discovered returning grades of 3.42% nickel and 4.27% copper.

The property is currently under a joint venture agreement with ITOCHU Corporation of Tokyo. ITOCHU could earn up to 75% by incurring $40 million of exploration expenditures on the MAN property by 2013. To date ITOCHU has earned a 30% interest in the property by funding US $14 million on exploration since 2008.

Our option partner on our Tower property in central Manitoba, Rockcliff Resources Inc. continues to intersect significant high grade copper-gold-zinc-silver (VMS) mineralization within the Tower VMS Zone.

High grade results from holes 7 and 8 are highlighted below.

  3.2% copper, 1.1g/t gold, 0.6% zinc and 17.5g/t silver across 4.6m including 4.6% copper, 1.7g/t gold, 0.9% zinc and 29.8g/t silver across 2.2m (hole 7);

  7.6% copper, 2.0g/t gold, 1.7% zinc and 35.4g/t silver across 8.2m including 9.8% copper, 2.8g/t gold, 2.2% zinc and 45.9g/t silver across 5.3m (hole 8)

As reported by Rockcliff Resources, “The Tower VMS Zone represents a high grade VMS (copper, gold, zinc, silver) system that is open in all directions and hosted within an unexplored twelve km long regional structure within the property. Rockcliff will continue to define the limits of the Tower VMS Zone through drilling and geophysics but will now expand its efforts along strike of the zone to determine the VMS potential of the regional structure. With VMS deposits typically occurring in clusters, the remaining unexplored regional structure has significant potential for additional discoveries.”

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FEBRUARY 28, 2011

We have mineral rights to a number of exploration properties in various stages of exploration in North America. A summary of the properties is presented in the table below.

Property	Location	Claims area (approx.)	Comments
MAN	Alaska (400 km NE of Anchorage, 265 km SE of Fairbanks)	40,380 hectares

The property is currently in the early exploration stage. We regard MAN as one of our more important properties and are operating under an option agreement with ITOCHU Corporation, under which, as amended, Itochu has acquired a 30% participating interest in the property.

William Lake	Manitoba (70 km from Grand Rapids)	30,553 hectares	We consider William Lake to be one of our premier properties. An extensive exploration program was conducted during 2008.
Tower Property		7,627 hectares

On February 21, 2008, we granted an option to Rockcliff Resources Inc. under which they may earn up to a 70% interest in the Tower claims, which are located within the northern portion of the William Lake claim block. Rockcliff commenced exploration in October 2010.

Salt Chuck	Alaska, Prince of Wales Island	1,082 hectares	The property is currently in the early exploration stage.
Fond du Lac	Saskatchewan (20 km NW of Stony Rapids)	19,713 hectares	The property is currently in the early exploration stage. We consider Fond du Lac to be one of our more promising properties, as results from two exploration programs have yielded encouraging results.
Manibridge	Manitoba (128 km SW Thompson )	274 hectares

We have a 50-50 joint venture agreement with Crowflight Minerals Inc. to explore for deposits. Each of us contributes properties and funds for preliminary exploration activities. We also have an option to earn a 50% interest from Crowflight in an area surrounding the joint venture area by spending $1.5 million over a three year period.

Forgues and Haut Plateau East	Quebec (180 km NW of Sept Isles)	1,168 hectares	Manicouagan Minerals Inc. has earned a 50% interest in the property by making the required options and exploration expenditures.
Raglan SR1, Nuvilik	Quebec	45,680 hectares	The properties are currently in the early exploration stage. In November 2010 we decided not to renew the mining claims on the SR1 portion of the Raglan property.
Rainbow	Nunavut (380 km NW of Chur- chill, and 612 km N of Thompson)	19,850 hectares	The property is currently in the early exploration stage. In 2010, a soil geochemical survey was completed.
Copper King, Milford	Utah	2,830 hectares

The property is operated by Copper King Mining Corporation, and its subsidiary Western Utah Copper Company. Our agreement is to receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at US$10 million ($9.7 million) and may be subject to a Net Profits Interest on copper production from certain claims (held by a group of private investors, which includes a current director of the Corporation) which will not exceed US$1.2 million ($1.2 million) in the aggregate, and a 2% net smelter return royalty on certain claims, held by another party. Also, please see narrative above.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FEBRUARY 28, 2011

Selected Financial Information

	Three months ended	Three months ended
	February 28, 2011	February 28, 2010
Revenues	Nil	Nil
Expenses	358,086	396,689
Net income (loss)	(360,394)	(393,940)
Net income (loss) per share*	(0.005)	(0.006)

* Note: Fully diluted loss per share is not presented since it would be anti-dilutive.

Results of Operations

We received no operating revenues during the three months ended February 28, 2011, which is unchanged from the three months ended February 28, 2010. We do not currently generate revenues or cash flows from operations (except for interest income and some small payments that are credited to mineral resources on the balance sheet rather than being identified as revenues in our statement of operations). This was in accordance with expectations as we are an exploration stage company and expect to finance activities through joint ventures, the sale of property interests, and by raising additional share capital when market conditions are suitable.

Pure Nickel reported a net loss of $360,394 or $0.005 per share for the three months ended February 28, 2011, compared to a net loss of $393,940 or $0.006 per share for the three months ended February 29, 2010. During the three months ended February 28, 2011, impairment of mineral properties was $nil compared to a write down of $15,454 for the three months ended February 28, 2010. The foreign exchange loss was $28,327 for the three months ended February 28, 2011 for which the comparative figure is a loss of $3,454. Our policy has been to maintain U.S. cash balances for the payment of expenses incurred in U.S. dollars (the conduct of the exploration programs on the MAN and Salt Chuck properties); the increased foreign exchange loss results from the appreciation of the Canadian dollar during the quarter.

General and administrative expenses for the three months ended February 28, 2011 were $358,086 compared to $396,689 for the three months ended February 29, 2010. The decrease in expenses is attributable to a decrease in legal fees to $8,144 from $57,719 in the comparative period and the timing of the receipt of management fees from the MAN Alaska joint venture. Management fees received during the three months ended February 28, 2011 were $18,566 compared to $nil for the three months ended February 29, 2010. A portion of this decrease was offset by higher investor relations consulting costs and stock-based compensation costs including those attributed from option grants to officers, directors and consultants pursuant to our stock option plan. Option grants were non-cash costs aggregating $19,508 for the three months ended February 28, 2011 compared to $5,298 for the three months ended February 29, 2010.

Interest income decreased to $8,894 for the three months ended February 28, 2011 compared to $10,282 for the comparative period due to a decrease in the cash balance and a reduction in interest rates over the year.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FEBRUARY 28, 2011

Cash used by operating activities was $697,994, compared to $451,019 in the prior period. The cash flow use from loss for the year was reduced by stock-based compensation expense of $19,508 for the three months ended February 28, 2011 compared to $5,298 for the three months ended February 29, 2010, since this is a non-cash expense. Investing activities provided cash of $250,748 for the three months ended February 28, 2011 compared to $173,982 of cash used by investing activities in the three months ended February 29, 2010, the bulk of which was the redemption of short-term investments and the capitalization of expenditures on mineral properties. Pure Nickel did not raise any cash through financing activities in the three months ended February 28, 2011 and the three months ended February 29, 2010.

Quarterly Information

Selected financial information for the previous eight quarters is set out below.

	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended
	Feb. 28, 2011	Nov. 30, 2010	Aug. 31, 2010	May 31, 2010
	$	$	$	$
Revenues	Nil	Nil	Nil	Nil
Expenses	358,086	153,918	81,263	849,731
Net income (loss)	(360,394)	(843,874)	(117,517)	(953,435)
Net income (loss) per share*	(0.005)	(0.01)	(0.002)	(0.01)
	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended
	Feb. 28, 2010	Nov. 30, 2009	Aug. 31, 2009	May 31, 2009
	$	$	$	$
Revenues	Nil	Nil	Nil	Nil
Expenses	396,689	465,473	103,651	330,850
Net income (loss)	(393,940)	(520,241)	(72,513)	(492,802)
Net income (loss) per share*	(0.006)	(0.008)	(0.001)	(0.007)

* Note: Fully diluted loss per share is not presented since it would be anti-dilutive.

Liquidity and Capital Resources

Currently, none of our property interests generate revenue. Our capital needs have historically been met by the issuance of securities (either through private placements, the exercise of stock options, and the issuance of shares for services, property or other assets). Fluctuations in our share price will affect our ability to obtain future financing, and future financing will represent dilution to existing shareholders. In addition, such price fluctuations will influence the propensity of holders of our warrants to exercise them into shares of the Corporation.

We had cash and equivalents as well as short term investments of $3,109,722 at February 28, 2011 compared to $4,104,904 at November 30, 2010. This balance includes restricted cash and cash equivalents of $83,999 (November 30, 2010 - $85,931) which are funds invested in guaranteed investment certificates with maturities of less than three months as security for corporate credit cards. Working capital was $3,189,035 at February 28, 2011 compared to $3,843,307 at November 30, 2010. Current liabilities at February 28, 2011 consisted of accounts payable and accrued liabilities payable totalling $173,357 compared to $438,457 at November 30, 2010.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FEBRUARY 28, 2011

The exploration and development of our mineral projects will require substantial additional capital. Failure to obtain sufficient capital would result in the delay or indefinite postponement of exploration, development or production on any or all projects, and may cause loss of participating project interests (please refer to Risks, on page 13). Management believes that the working capital on hand at February 28, 2011 will be sufficient to cover general and administrative expenses and property holding and exploration costs for the current fiscal year.

Off-Balance-Sheet Arrangements

We have not entered into any off-balance-sheet financing arrangements.

Transactions with Related Parties

During the three months ended February 28, 2011, we incurred legal expenses with a firm of which a director was a principal during the period of $1,692 (2010 - $1,679) for legal services. The balance and transactions were in the normal course of operations and have been recorded at the exchange amounts which the parties believe to be fair value.

Proposed Transactions

We are not aware of any proposed transactions involving a proposed asset or business or business acquisition or disposition which may have a material effect on our financial condition, results of operations and cash flows. At any time, however, we may have under consideration potential transactions in such categories as part of the continuous review of our business activities and opportunities.

Share Capital

At February 28, 2011, share capital was as follows:

Issued and outstanding common shares	67,832,226
Stock options	4,990,000

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FEBRUARY 28, 2011

Critical Accounting Estimates and Policies

Our consolidated financial statements for the three months ended February 28, 2011 are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Management makes certain estimates and relies upon certain assumptions related to reporting our assets and liabilities as well as results of operations in conformity with Canadian GAAP. Actual results will differ from these estimates and assumptions.

The most significant accounting estimates for us relate to the carrying values of our mineral property assets. Mineral properties consist of exploration and mining claims and leases. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. The estimated values of all properties are assessed by management on a continual basis and if the carrying values exceed estimated recoverable values, then these costs are written down to the estimated recoverable values. If properties are put into production, the costs of acquisition and exploration are written off over the life of the property, based on the estimated economic reserves. Proceeds received from the sale of any interest in a property are first credited against the carrying value of the property, with any excess included in operations for the period.

Following are our more critical accounting policies.

Mineral Properties

Mineral property acquisition and exploration costs are recorded at cost. All direct and indirect costs related to the acquisition of the interests are capitalized until the properties to which they relate are placed into production, sold, or management determines that there is an impairment. These costs will be amortized on the basis of units of production produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties that are sold before a property reaches the production stage have proceeds from the sale of the property credited against the cost of the property, and any excess is recognized as income.

Foreign Exchange Loss

The consolidated financial statements are stated in Canadian dollars, which is our functional currency. Transactions and account balances in foreign currencies and the accounts of integrated foreign subsidiaries have been translated into Canadian dollars using the temporal method. Under the temporal method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historic exchange rates. Revenue and expenses are translated at the exchange rates in effect on the transaction dates, except for depreciation, which is translated on the same basis as the related asset. The resulting exchange gains and losses are recognized in income.

Financial Instruments, including Investments

Financial instruments are measured at fair value upon initial recognition. After initial recognition, financial instruments are measured at their fair values, except for loans and receivables and other financial liabilities, which are measured at amortized cost. We have designated cash and cash equivalents and restricted cash as held-for-trading. Short-term investments are designated as available-for-sale. Accounts receivable are classified as loans and receivables and approximate fair value. Accounts payable and accrued liabilities are classified as other financial liabilities and approximate fair value.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FEBRUARY 28, 2011

Investments consist of warrants received as part of option agreements negotiated with venture partners. A fair value is ascribed to the warrants at the transaction date using the Black-Scholes option pricing model, and that amount is offset against capitalized mineral property expenditures. At each subsequent balance sheet date, the fair value is recalculated and any gain or loss is reported in the consolidated statement of operations and deficit.

Loss per Share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. Outstanding stock options, warrants have not been considered in the computation of diluted loss per share as the result is anti-dilutive.

Stock Based Compensation

We have a plan for granting stock options to management, directors, employees and consultants. We recognize compensation expense for this plan under the fair value based method in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Under this method, the fair value of each option grant is estimated on the date of the grant and amortized over the vesting period, with the resulting amortization credited to contributed surplus. We estimate the fair value of each grant using the Black-Scholes option-pricing model. Consideration paid upon the exercise of stock options is recorded as share capital.

Changes in Accounting Policies

International Financial Reporting Standards

We will be required to adopt International Financial Reporting Standards (IFRS) effective December 1, 2011, so that the first time that we report under IFRS will be for the three months ended February 29, 2012. The conversion to IFRS will affect our accounting policies, information technology and data systems, internal controls over financial reporting, and disclosure controls and procedures. The transition may affect certain business processes such as foreign exchange conversion, and the interpretation of some contracts.

Our conversion plan has four phases: scoping and planning, detailed assessment, implementation, and post-implementation. We are currently in the detailed assessment phase which entails, among other things, selecting accounting policies under IFRS and under IFRS 1, “First-Time Adoption of International Financial Reporting Standards,” and determining the effect of their adoption on our financial systems and statements. We plan to prepare a mock-up of IFRS financial statements for review by the audit committee during fiscal 2011, and identify the additional information that will be required for IFRS disclosure

IFRS 1 provides companies adopting IFRS for the first time with some optional exemptions as well as certain mandatory exemptions for the preparation of the opening balance sheet. Our current assessment of the IFRS exemptions is as follows:

  We have the option of applying the requirement of IFRS 2 Share-Based Payment to share-based payments to equity instruments that vested before December 1, 2011, or to apply the requirements of IFRS 2 only to share-based payments that are not vested as of December 1, 2011. We expect to elect to apply the requirements of IFRS 2 only to share-based payments that are not vested as of December 1, 2011.

  We have the option of electing to not apply IFRS 3 Business Combinations retrospectively to past business combinations. We expect to elect to apply IFRS 3 for business combinations effective December 1, 2011.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FEBRUARY 28, 2011

We are in the process of analyzing the effect of adopting IFRS on our financial statements. Some of the more important choices and implications of converting to IFRS are as follows:

  Exploration and evaluation costs: We expect that our current accounting policy will continue under IFRS.

  Asset impairment: Under IFRS, we must assess at each reporting date whether there is any indication that an asset may be impaired. If any such indication exists, we would estimate the recoverable amount of the asset, which is defined as the higher of an asset’s fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset. An impairment loss must be recorded if the carrying value of the asset is less than the recoverable amount of the asset. The first step in recognition of an impairment loss under Canadian GAAP is based on undiscounted cash flows, which does not exist under IFRS. Therefore an impairment loss could be recognized under IFRS earlier than under Canadian GAAP. However, a change in the estimates used to determine an asset’s recoverable amount since the last impairment loss was recognized could result in a reversal of an impairment loss recognized in prior periods for an asset other than goodwill, whereas no such reversal is possible under Canadian GAAP. We will assess whether there are any impairment indicators on the transition date.

  Assets Retirement Obligations: IFRS defines asset retirement obligations (AROs) as legal or constructive obligations. Under IFRS, AROs are calculated using a current pre-tax discount rate (which reflects current market assessment of the time value of money and the risk specific to the liability) and is revised every reporting period to reflect changes in assumptions or discount rates. Under Canadian GAAP, AROs are calculated using a current credit-adjusted, risk-free rate for upward revisions and the original credit-adjusted, risk-free rate for downward revisions. The original liability is not adjusted for changes in current discount rate. Currently we have not incurred any AROs related to the exploration of our mineral properties and will adopt the IFRS method in the calculation of AROs when AROs are recognized.

  Foreign Exchange: Under IFRS, an operation is required to determine its functional currency in accordance with the standard and translate all foreign currency items into its functional currency. Upon consolidation, all assets and liabilities of the consolidated operations with a functional currency that is different than the presentation currency are translated at the closing rate at the date of the balance sheet. Canadian GAAP, on the other hand, requires each foreign operation to be classified as integrated or self-sustaining operations. Management has not yet determined the full accounting effect under IFRS.

  Share-based Payments: Under IFRS, each installment is to be treated as a separate share option grant with graded-vesting features, forfeitures are to be estimated at time of grant and revised if actual forfeitures are likely to differ from previous estimates and options granted to parties other than employees are measured on the date the goods or services received. The concept of employees and other providing similar services under IFRS is a broader concept under IFRS. The Company is currently recording its stock based compensation expenses on a straight line basis over the vesting period and forfeitures as they occur. The transition to IFRS would likely result in more variability in the compensation expenses.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FEBRUARY 28, 2011

The above comments should not be considered as a complete list of changes that will result from the transition to IFRS our analysis is still in progress and no final determinations have been made where choices of accounting policies are available. In addition, the accounting bodies responsible for issuing Canadian and IFRS accounting standards have significant ongoing projects that could our financial statements, including projects regarding income taxes, financial instruments and joint venture accounting. In addition, there is an extractive industries project currently underway that will lead to more definitive guidance on the accounting for exploration expenditures, but this is still in the discussion paper stage and may not be completed for some time. We are continuing to monitor the development of these projects and will assess their impact in the course of our transition to IFRS.

Disclosure Controls and Procedures

Our CEO and CFO are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument (NI) 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings.

We designed the DC&P and ICFR, the latter of which was using the framework in Internal Control over Financial Reporting – Guidance for Smaller Public Companies published by COSO, which is based upon their earlier publication Internal Control – Integrated Framework, to provide reasonable assurance that material information relating to us is made known to our CEO and CFO during the reporting period; and information required to be disclosed by us in our filings under securities legislation is recorded, processed, summarized and reported within the required time periods; and provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with Canadian GAAP.

Our CEO and CFO evaluated the design effectiveness of the DC&P and ICFR, as defined by NI 52-109, as of February 28, 2011. Based on this evaluation, they concluded that the designs of the DC&P and ICFR were effective as of February 28, 2011. NI 52-109 also requires Canadian public companies to disclose in their MD&A any change in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. No change to ICFR has occurred during the first quarter.

Only reasonable rather than absolute assurance that misstatements would be prevented or detected on a timely basis by ICFR can be provided due to the inherent limitations of the ICFR system. Such limitations also apply to the effectiveness of ICFR as it is also possible that controls may become inadequate because of changes in conditions or deterioration in compliance with policies and procedures.

Economic Factors

Our financial performance will be directly affected by the exploration activities to be conducted on our projects, the results of those activities, and the possible development of the properties for commercial production of nickel and/or other valuable minerals. Should the results of such exploration activities warrant bringing any of the projects into commercial production, substantial additional funds would be required. Until such time as commercial production is achieved (and there can be no assurance it will be), we will continue to incur administrative costs and exploration expenditures that are either deferred or expensed, depending upon the nature of those expenditures, resulting in continuing operating losses and significant cash requirements. In the future, should the development of our mineral projects occur, then our financial performance will become more closely linked to the prices obtained for the nickel and/or other metals produced.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FEBRUARY 28, 2011

We report our financial results in Canadian dollars although our revenues, if any, will be primarily earned in U.S. dollars, while our expenses are in both currencies. The Canadian dollar has shown significant volatility compared with the U.S. dollar. As a result, prices of commodities (such as nickel) as well as the Canadian value of disbursements incurred in United States funds have been highly volatile. We take this volatility and anticipated trends in metal prices and foreign exchange rates into consideration when evaluating our business, prospects and projects and expenditures thereon.

Risks

Any investment in our common shares involves a high degree of risk. Risk factors that you should consider are set out in our Annual Information Form available at www.sedar.com. For readers in the United States, please refer to our 20-F available at www.sec.gov/edgar.shtml.

Forward-Looking Statements

This Management Discussion and Analysis includes forward-looking statements concerning our future performance, operations, and financial performance and financial condition. These forward-looking statements may include, among others, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. When used herein, the words “plan”, “believe”, “anticipate”, “may”, “should”, “intend”, “estimate”, “expect”, “project”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates, or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors including economic conditions, technological change, regulatory change, and competitive factors, many of which are beyond our control.

Future events and results may vary significantly from what is expected. We are under no obligation (and we expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information

Additional information about Pure Nickel is available on our website at www.purenickel.com, on the (Canadian) SEDAR website at www.sedar.com, and on the (U.S.) EDGAR website at www.sec.gov/edgar.shtml.